AllianceBernstein Investments, Inc's Exemption Report

AllianceBernstein Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2) (i).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2016 without exception.

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AllianceBernstein Investments, Inc.

I, _Edward Farrell_ , swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Edward J. Farrell

Title: Chief Financial Officer

March 1, 2017